SECURITIES & EXCHANGE COMMISSION

WASHINGTON, D.C.   20549

NOTICE OF EXEMPT SOLICITATION (VOLUNTARY SUBMISSION)

NAME OF REGISTRANT: JPMorgan Chase & Co,

NAME OF PERSON RELYING ON EXEMPTION: CtW Investment Group

ADDRESS OF PERSON RELYING ON EXEMPTION: 1900 L Street, N.W., Suite 900, Washington, D.C. 20036

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934:

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[This reference is to an article from CBSNews, available at https://www.cbsnews.com/news/jpmorgan-chase-ppp-paycheck-protection-program-investigation-memo/.]

[This reference is to an article from CBS Boston, available at https://boston.cbslocal.com/2021/05/07/jamie-dimon-interview-boston-jpmorgan-chase-ceo-racial-equity-wbz-tv-paula-ebben/#.YJk8GvRiNq4.twitter]

[This reference is to an article in American Banker, available at https://www.americanbanker.com/news/activist-investors-vow-to-keep-pressing-for-racial-audits-at-big-banks]